Gannon Giguiere

Separation Degrees – One, Inc.

77 Geary Street, 5th Floor

San Francisco, California 94108

18 September 2015

Mr. Gabriel Eckstein, Staff Attorney

Ms. Maryse Mills-Apenteng, Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Separation Degrees – One, Inc.
Form S-1/A Registration Statement
File Number: 333-201698

Dear Mr. Eckstein:

We are writing to request an acceleration of the effectiveness of our Registration Statement pursuant to Rule 461 Acceleration of Effective Date of the Securities and Exchange Act. We would like to request our Registration Statement on Form S-1/A to be effective on Tuesday, September 22, 2015 at 3:00 p.m. Eastern Standard Time.

Further, and pursuant to Rule 461, we acknowledge and understand the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

The action of the Commission, or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your kind assistance regarding this matter. Should you have any questions, or need further information, please do not hesitate to contact our attorney of record, Sharon Mitchell at (248) 515-6035.

With best regards,

/s/ Gannon Giguiere

Gannon Giguiere, President

Separation Degrees – One. Inc.